AvidXchange Holdings, Inc.

1210 AvidXchange Lane

Charlotte, North Carolina 28206

August 27, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	AvidXchange Holdings, Inc.
Request to Withdraw Registration Statement on Form S-8 filed on August 6, 2024 SEC File No. 333-281264

Ladies and Gentlemen:

On August 6, 2024, AvidXchange Holdings, Inc., a Delaware corporation (the “Registrant”) filed a registration statement on Form S-8 (SEC File No. 333-281264 and Accession No. 0000950170-24-091071) (together with the exhibits thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”) for (i) 9,971,700 additional shares of the Registrant’s common stock, par value $0.001 per share, available for issuance under the Registrant’s 2021 Long-Term Incentive Plan and (ii) 1,994,340 additional shares of common stock available for issuance under the Registrant’s 2021 Employee Stock Purchase Plan.

The Registrant inadvertently filed the Registration Statement as a duplicate of registration statement on Form S-8 (SEC File No. 333-281237 and Accession No. 0000950170-24-090111), filed on August 2, 2024.

Accordingly, pursuant to Rule 477 promulgated under the Securities Act, the Registrant hereby requests the immediate withdrawal of the Registration Statement (SEC File No. 333-281264 and Accession No. 0000950170-24-091071).

The Registrant confirms that the Registration Statement became effective upon filing; however, no securities have been sold pursuant to the Registration Statement.

The Registrant also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements of the Registrant.

Please direct any questions or comments regarding this correspondence to our counsel, Lorna A. Knick of Wyrick Robbins Yates & Ponton LLP at (919) 781-4000. Thank you for your assistance in this matter.

Sincerely,

AvidXchange Holdings, Inc.

By:	/s/ Ryan Stahl
Ryan Stahl
General Counsel, Senior Vice President and Secretary